As filed with the Securities and Exchange Commission on February 1, 2008
Registration No. 333-145053

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM SB-2
ON
FORM S-3 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBALOPTIONS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of
incorporation or organization)

73-1703260
(I.R.S. Employer
Identification Number)

75 Rockefeller Plaza
27th Floor
New York, New York 10019
(212) 445-6262
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Harvey W. Schiller, Ph.D.
Chairman and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza
27th Floor
New York, New York 10019
(212) 445-6262
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig &
Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

As soon as practicable after the effective date of this registration statement
(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

GlobalOptions Group, Inc. (“GlobalOptions”) has prepared this registration statement in accordance with the requirements of Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), to amend its Registration Statement on Form SB-2 (Registration No. 333-145053), filed on August 2, 2007, as amended, which was declared effective by the Securities and Exchange Commission on October 23, 2007, to convert such Registration Statement on Form SB-2 into a registration Statement on Form S-3 and eliminate the portions of the Registration Statement relating to the previously consummated primary offering by Global.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

7,932,549 Shares

Common Stock

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to an aggregate of 7,932,549 shares of common stock of GlobalOptions Group, Inc. All of these shares of our common stock are being offered for resale by the selling stockholders.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. See “Use of Proceeds.” We will bear all costs relating to the registration of these shares, other than underwriting discounts and commissions.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “GLOI.” On January 30, 2008, the last sale price of our common stock quoted on the Nasdaq Capital Market was $2.00 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” starting on page 4 of this prospectus to read about risks that you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2008.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

We own, have rights to or have applied for the trademarks and trade names that we use in conjunction with our business, including GlobalOptions and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and studies, as well as independent industry publications. Although we believe that these outside sources are reliable, we have not independently verified, and do not guarantee, the accuracy and completeness of this information.

PROSPECTUS SUMMARY
The following summary highlights information contained in this prospectus and should be read in conjunction with the more detailed information contained in this prospectus and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section in this prospectus. All references in this prospectus to “GlobalOptions,” “we,” “us,” “our company” or “our” refer to GlobalOptions Group, Inc. and its consolidated subsidiaries, except where it is clear that such terms mean only GlobalOptions Group, Inc. or our operating subsidiary, GlobalOptions, Inc.

Overview
We are an integrated provider of risk mitigation and management services to government entities, Fortune 1,000 corporations and high net-worth and high-profile individuals. We enable clients to identify, assess and prevent natural and man-made threats to the well-being of individuals and the operations of governments and corporations. In addition, we assist our clients in recovering from the damages or losses resulting from the occurrence of acts of terror, natural disasters, fraud and other risks. Our vision is to continue to build a comprehensive risk mitigation solutions company through both organic growth and acquisitions. In pursuit of our strategy, we have acquired and integrated eight complementary risk mitigation businesses since August 2005.

We deliver risk mitigation and management services through the following four business units:
•
Preparedness Services develops and implements crisis management and emergency response plans for disaster mitigation, continuity of operations and other emergency management issues for governments, corporations and individuals. Services we provide include preparedness, response and recovery services, threat and impact assessments, business continuity plans and emergency exercises and training programs. The Preparedness Services unit is led by former Federal Emergency Management Agency (FEMA) Director James Lee Witt, General Wesley Clark (ret.) and Rodney Slater, former U.S. Secretary of Transportation.

•
Fraud and Special Investigative Unit (SIU) Services provides investigative surveillance, anti-fraud solutions and business intelligence services to the insurance industry, law firms and multinational organizations. Services we provide include fraud reporting, anti-fraud training, insurance claims investigations, surveillance, background investigations, corporate investigations for liability, on-scene accident investigations and regulatory compliance. The Fraud and SIU Services unit is led by Halsey Fischer, an 18-year industry veteran and former President and Chief Executive Officer of Confidential Business Resources (CBR).

•
Security Consulting and Investigations delivers specialized security and investigative services to governments, corporations and individuals. Services we provide include forensic DNA analysis, facilities and IT security, litigation support, business intelligence, IT and accounting forensics, executive protection, independent monitoring and regulatory compliance. The Security Consulting and Investigations unit is led by Howard Safir, former New York City Police Commissioner, and Joseph Rosetti, former Director of Worldwide Security at IBM.

•
International Strategies provides multidisciplinary, international risk management and business solutions to foreign and domestic governments, corporations and individuals. Services we provide include crisis management, facilities security, investigations and litigation support, global business intelligence, corporate governance compliance, personal protection and emerging market services. The International Strategies unit is led by Thomas Ondeck, a founder of GlobalOptions.

Corporate Information

Our principal executive offices are located at 75 Rockefeller Plaza, 27th Floor, New York, New York 10019. Our telephone number is (212) 445-6262 and our fax number is (212) 445-0053. Our website is located at www.globaloptions.com. Information on our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	7,932,549 shares, including an aggregate of 3,732,617 shares issuable upon conversion of our Series D Convertible Preferred Stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq Capital Market symbol	“GLOI”

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Related to Our Business and Industry

We are an emerging company with a history of operating losses and may not become profitable.

We were founded in 1998 and are still in the process of developing our four business units: Preparedness Services; Fraud and SIU Services; Security Consulting and Investigations; and International Strategies. We have incurred significant operating losses since inception, including net losses available to common stockholders of approximately $18,414,000 for the nine months ended September 30, 2007 and $42,259,000, $4,550,000 and $1,397,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We cannot anticipate when or if we will achieve profitability in the future. We may not generate sufficient revenues to meet our expenses, operate profitably or utilize our net operating losses in the future.

Our arrangements with members of our senior management team, or our failure to retain or recruit key personnel, could negatively impact our ability to sell our products and services and grow our business.

Our success will depend to a significant extent upon the abilities, level of service, reputation and relationships of members of our senior management team, our Board of Directors and our advisory boards. Some members of our senior management team work on a part-time basis and some do not have non-competition agreements with us. These arrangements, or any reduction or loss of these individuals’ services, could have a material adverse effect upon our business, particularly if any of our key personnel sought to compete against us.

Our future success and growth also largely depends upon our ability to attract, motivate and retain additional highly competent technical, management, service and operations personnel. Competition for these qualified individuals is highly competitive in the risk mitigation industry, and we cannot guarantee that we will be successful in attracting and retaining this personnel. Departures and additions of key personnel may be disruptive to and detrimentally affect our business, operating results and financial condition.

Because a small number of clients account for a substantial portion of our revenues, the loss of any of these clients, or a decrease in their use of our services, could cause our revenues to decline and losses to increase substantially.

Revenues from our services to a limited number of clients have accounted for a substantial percentage of our total revenues. For the nine months ended September 30, 2007, our two largest clients accounted for approximately 32% and 8% of revenues. For the year ended December 31, 2006, our two largest clients accounted for approximately 51% and 11% of revenues. In each of these periods, revenues from our largest client, the State of Louisiana, were derived from one contract related to Hurricane Katrina. During the nine months ended September 30, 2007 and the year ended December 31, 2006, revenues from this single contract accounted for 87% and 84% of the revenues generated by our Preparedness Services unit. Our contract with the State of Louisiana, including our new contract that was recently awarded to us, is a time and materials contract under which the State is not required to purchase a minimum amount of our services. Therefore, this contract could cease producing revenues at any time with little or no notice.

The concentration of our clients can cause our revenues and earnings to fluctuate from quarter-to-quarter and year-to-year, based on the requirements of our clients and the timing of delivery of services. Although the particular clients are likely to change from period to period, we believe that large engagements by a limited number of clients will continue to account for a substantial portion of our revenues in any period or year. In any period or year, the unexpected loss of or decline in business from a major client, or the failure to generate significant revenues from other clients, could have a material adverse effect on our consolidated financial results.

The integration of acquired companies may be difficult and may result in a failure to realize some of their anticipated potential benefits.

We may not be able to integrate or manage businesses that we have acquired or may acquire. Any difficulty in successfully integrating or managing the operations of acquired businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management team also will be required to dedicate substantial time and effort to the integration of any acquisitions. These efforts could divert management’s focus and resources from other strategic opportunities and operational matters.

We may have difficulty pursuing our acquisition strategy.

A key part of our growth strategy is to acquire complementary businesses. However, we may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms or at all. A number of competitors have also adopted a strategy of expanding and diversifying through acquisitions. We will likely experience significant competition in our effort to execute our acquisition strategy. As a result, we may be unable to continue to make acquisitions or may be forced to complete acquisitions on less favorable terms.

Our business is vulnerable to fluctuations in government spending and subject to additional risks as a result of the government contracting process, which often involves risks not present in the commercial contracting process.

Because many of our contracts are with government entities, our business is subject to a number of risks, including global economic developments, wars, political instability, election results, changes in the tax and regulatory environments, foreign exchange rate volatility and fluctuations in government spending. Because many clients are federal, state or municipal government agencies with variable and uncertain budgets, the amount of business that we might receive from them may vary from year to year, regardless of the perceived quality of our business.

Moreover, competitive bidding for government contracts presents a number of risks that are not typically present in the commercial contracting process, including:

•	the need to devote substantial time and attention of our management team and key personnel to the preparation of bids and proposals for contracts that may not be awarded to us; and

•
the expenses that we might incur and the delays and revenue loss that we might suffer if our competitors protest or challenge contract awards made to us pursuant to competitive bidding. Such a protest or challenge could result in the resubmission of bids based on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to consistently win new government contract awards over an extended period, or if we fail to anticipate all of the costs and resources that will be required to secure such contract awards, our growth strategy and our business, financial condition and operating results could be materially adversely affected.

Our professional reputation, which is critical to our business, is especially vulnerable to circumstances outside our control.

We depend upon our reputation and the individual reputations of our senior management team and advisory boards to obtain new client engagements. We also obtain a substantial number of new engagements from existing clients or through referrals from existing clients. Anything that diminishes our reputation or the reputations of our senior management team and advisory boards may make it more difficult to compete for new engagements or to retain existing clients and, therefore, could materially adversely affect our business. For example, a national television news story that contained allegations regarding JLWA’s performance and billing practices under our contract with the State of Louisiana prompted a State auditor to review these allegations. Although we were awarded and subsequently executed a renewal contract with the State, the State may terminate this new contract without penalty upon limited notice. Any circumstances, including those where we are not at fault, and including any repercussions from the above events, that might publicly damage our goodwill, injure our reputation or damage our business relationships may lead to a broader material adverse effect on our business or prospects through loss of business, goodwill, clients, agents or employees. In particular, if the State of Louisiana were to terminate our contract, it may have a material adverse effect on our business.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and operating results. In addition, current and potential stockholders could lose confidence in our financial reporting, which could cause our stock price to decline.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our business could be harmed.

Commencing for the year ended December 31, 2007, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on the effectiveness of our internal control over financial reporting beginning with our year ending December 31, 2008.

Our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were not effective as of September 30, 2007. We have identified matters that would constitute a material weakness (as that term is defined under the Public Company Accounting Oversight Board Auditing Standard No. 5) related to the timeliness and quality of the preparation of our financial information, our financial closing process, a lack of segregation of financial responsibilities and the need for additional qualified financial accounting personnel. We have taken specific actions to remediate the reportable conditions and material weakness, including the continued training of financial personnel with regard to the quarterly closing process and the further development of standardized applications within our integrated general software applications. We intend to expand our accounting staff and continue to further strengthen our controls and procedures regarding the closing process. However, there is no assurance that these effort will be adequate to remedy the abovementioned deficiencies.

For the year ended December 31, 2007, during the course of our testing, we may identify additional deficiencies which we may not be able to remedy by December 31, 2007. In addition, if we fail to augment or maintain the adequacy of our internal accounting controls, as these standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Failure to achieve and maintain an effective internal control environment could cause us to face regulatory action, result in delays or inaccuracies in reporting financial information or cause investors to lose confidence in our reported financial information, any of which could cause our stock price to decline.

In order to comply with public reporting requirements, we may need to strengthen the financial systems and controls of any business we acquire, and the failure to do so could adversely affect our ability to provide timely and accurate financial statements.

Immediately upon the acquisition of any company, we will be responsible for ensuring that the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (Exchange Act)) of any acquired company are effectively designed, operated and integrated with our disclosure controls and procedures. Our management and our independent registered public accounting firm may be required to test any acquired business’s internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing of internal control by our independent registered public accounting firm, may reveal deficiencies in an acquired company’s financial systems that are deemed to be material weaknesses with respect to our financial systems. The existence of these material weaknesses or any failure to improve an acquired company’s financial systems could result in delays or inaccuracies in reporting financial information, or non-compliance with Securities and Exchange Commission (SEC) reporting and other regulatory requirements, any of which could subject us to sanctions from the SEC and The Nasdaq Stock Market, Inc. and adversely affect our business and stock price.

Our business depends, in part, on the occurrence of unpredictable events.

Our Preparedness Services unit assists governments, corporations and individuals in connection with, among other things, emergency management issues and natural and other disaster preparedness and recovery efforts. Our revenues may fluctuate significantly depending upon the occurrence, or anticipated occurrence, of events of this nature. For example, for the nine months ended September 30, 2007 and the year ended December 31, 2006, 32% and 51% of our revenues, or 76% and 89% of our revenues from government contracts, respectively, were generated by one contract with the State of Louisiana related to Hurricane Katrina. Accordingly, any decrease in demand for our services in this area could materially adversely affect our results of operations.

We may not be able to manage our growth or meet marketplace demands effectively.

We have expanded significantly in the past few years and intend to maintain our focus on growth. However, our growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we will need to:

•	expand and enhance our administrative infrastructure;

•	continue to improve our management, financial and information systems and controls; and

•	recruit, train, manage and retain our employees effectively.

Continued growth could place a strain on our management, operations and financial resources. In addition, this growth may adversely affect our ability to service the demands of our clients or the quality of services we provide. If we are unable to meet these demands or our clients’ expectations, our competitors may be able to gain a greater market share in the risk mitigation markets generally, as well as gain a greater share of our clients’ business. We cannot assure you that our infrastructure, operational, financial and management controls, reporting systems and procedures, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. Our expected addition of personnel and capital investments will increase our fixed costs, which will make it more difficult for us to offset any future revenue shortfalls with short-term expense reductions. If we cannot manage our growth effectively, our business and results of operations may be adversely affected.

We may not be able to realize the entire book value of goodwill from acquisitions.

As of September 30, 2007, we had approximately $24.1 million of goodwill, which represented approximately 33% of our total assets. All of this goodwill resulted from previous acquisitions, and it is possible that future acquisitions will result in additional goodwill. We have implemented the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), which requires that existing goodwill not be amortized, but instead be assessed annually for impairment or sooner if circumstances indicate a possible impairment. We determined that, at December 31, 2006, the amount of goodwill carried by our Fraud and SIU Services and Security Consulting and Investigations segments was in excess of its fair value by approximately $1,135,000 and $1,894,000, respectively. As a result, we recorded a $3,029,000 impairment charge during the year ended December 31, 2006. In the event that we again determine the book value of goodwill is further impaired, any such impairment would be charged to earnings in the period of impairment. Any such future impairment of goodwill under SFAS No. 142 could have a material adverse effect on our results of operations.

Competitive conditions could adversely affect our business.

We operate in a number of geographic and service markets, all of which are highly competitive. There are relatively few barriers preventing companies from competing with us and we do not own any patents or other technology that, by itself, precludes or inhibits others from entering our markets. As a result, new market entrants, particularly those who already have recognizable names in the risk mitigation industry, will likely pose a threat to our business. If we are unable to respond effectively to our competitors, some of which have greater financial resources or name recognition, our business and results of operations will be materially adversely affected. In the risk management and security market, our competitors include Control Risks Group Limited, ArmorGroup International plc, Kroll Inc., Toribos GmbH and Olive Security (UK) Ltd. Many of the national and international accounting and consulting firms, along with other companies such as FTI Consulting, Inc., Securitas AB and its subsidiary, Pinkerton Consulting & Investigations, Inc., Alvarez & Marsal, LLC, AlixPartners LLC, Crossroads LLC, ChoicePoint Inc. and Applied Discovery, Inc., provide investigative, consulting and other services which are similar to services we provide. Some of these firms have indicated an interest in providing services on a broader scale similar to ours and may prove to be formidable competitors if they elect to devote the necessary resources to these competitive businesses. The national and international accounting, consulting and risk management firms have significantly larger financial and other resources than we have, greater name recognition and long-established relationships with their clients, which also are likely to be clients or prospective clients of our company.

We are a worldwide business and are therefore influenced by factors and regulations in many countries.

We undertake our business worldwide. The occurrence of any of the following risks relating to the conduct of our business in foreign countries could have a material adverse effect on the market for our services, their value to our clients or our ability to provide them:

•	changes in, and difficulty in complying with, laws and regulations of the different countries, including authority to trade or perform our existing and future services;

•	nullification, modification and renegotiation of contracts;

•	reversal of current policies, including favorable tax policies, encouraging foreign investment or foreign trade, or relating to the use of local agents;

•	restrictive actions by local governments, including tariffs and limitations on imports and exports; and

•	difficulty in collecting accounts receivable and longer collection times.

The occurrence of any of these risks could materially adversely affect our results of operations or financial condition.

Clients can terminate engagements with us on short notice or with no notice.

A majority of our engagements are project-based and are generally terminable by either party on short-term notice. As a result, our clients, including the State of Louisiana under the new contract that it recently awarded to us, are not obligated to continue using our services at historical levels or at all, and may cancel their arrangements with us without penalty. Identifying and engaging new clients can be a lengthy and difficult process. If a significant amount of our clients cease using our services around the same time, we could experience an adverse effect on our results of operations.

Our inability to accurately forecast costs of fixed price contracts could result in lower than expected margins and profitability.

The profitability of fixed price projects is primarily determined by our success in correctly estimating and thereafter controlling project costs. Costs may in fact vary substantially as a result of various factors, including underestimating costs, need for unforeseen specialized subcontractors, difficulties with new technologies and economic, regulatory and other changes that may occur during the term of the contract. If for any reason the costs are substantially higher than expected, we may incur losses on fixed price contracts and our profitability could be adversely affected.

We may need to raise additional funds to consummate an acquisition or continue our operations.

An unforeseen reduction in our revenues or cash flows, an increase in operating expenses or the consummation of an acquisition may require us to raise additional funds. To the extent we encounter additional opportunities to raise cash, we may sell additional equity or convertible debt securities, which would result in further dilution of our stockholders. Stockholders may experience substantial dilution due to our current stock price and the amount of financing we may need to raise, and any securities we issue may have rights senior to our common stock. Any future indebtedness may contain covenants that restrict our operating flexibility.

We have limited access to the capital markets. The capital markets have been unpredictable in the past, especially for unprofitable companies such as ours. In addition, the amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control, such as the share price of our stock and its trading volume. As a result, efforts to secure financing on terms attractive to us may not be successful, and we may not be able to secure additional financing on any terms.

If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, results of operations and financial condition may be materially adversely affected.

Compliance with changing corporate governance and public disclosure regulations may result in additional expenses.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and The Nasdaq Stock Market Inc.’s marketplace rules, require a substantial amount of management attention and financial and other resources. We intend to continue to invest all reasonably necessary resources to comply with evolving standards, which may result in increased general and administrative expenses and divert management from revenue-generating activities.

We may become subject to significant legal proceedings.

We are subject from time to time to litigation and other adverse claims related to our businesses, some of which may be substantial. These claims have in the past been, and may in the future be, asserted by persons who are screened by us, regulatory agencies, clients or other third parties. We are currently defendants in a litigation with an entity that brought an action against Facticon prior to our acquisition of Facticon in February 2007 and subsequently we were added as a party to this litigation. We believe our maximum liability will be limited to $600,000, but, there can be no assuarnce that our exposure may not exeed this. Resolution of this matter and any other matters which we are or may become defendants, may negatively impact our results of operations or cash flows, as well as our reputation.

Our exposure in a future liability action could exceed our insurance coverage.

Some of our service offerings involve high risk activities. We may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate for any of our activities and cannot guarantee that every contract contains or will contain limitations on our liability below these policy limits. Because of the increasing cost of liability insurance, purchasing sufficient amounts of insurance coverage, or additional insurance when needed, could be prohibitively expensive. If we are sued for any injury caused by our business offerings, our liability could exceed our total assets. Any claims against us, regardless of their merit or eventual outcome, could have a detrimental effect upon our business, operating results and financial condition.

We may be subject to increased regulation regarding the use of personal information.

Some of the data and services that we provide, including DNA testing conducted by Bode, are subject to regulation by various federal, state and local regulatory authorities, which may become more stringent in the future. Federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace, and adverse publicity or potential litigation concerning the commercial use of such information, may negatively affect our operations and could result in substantial regulatory compliance expense, litigation expense or revenue loss.

If we are unable to manage successfully our relationships with our information suppliers, the quality and availability of our services may be harmed.

We obtain some of the data used in our services from third-party information suppliers, some of which are government entities. If a supplier is no longer able or willing to provide us with data, we may need to find alternative sources. There is no assurance that we will obtain new agreements with third-party suppliers on favorable terms, if at all. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Loss of such access or the availability of data in the future due to increased government regulation or otherwise could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to this Offering and Our Common Stock

Our common stock price has fluctuated considerably and stockholders may not be able to resell their shares at or above the price at which their shares were purchased.

Since our reverse merger in June 2005, the high and low bid price for our common stock has been $32.00 and $1.65 per share, respectively. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including the following:

•	factors affecting demand for risk mitigation services such as the domestic and global security environment, competition and general economic conditions;

•	fluctuation in government spending that affects our contracts with government entities; and

•	changes in the laws and regulations of different countries that affect our ability to perform the services of a and risk mitigation and management services company.

The stock market in general has experienced extreme price fluctuations. The market prices of shares of companies in the security industry have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock continues to be low.

Our common stock has historically been sporadically or thinly traded. On multiple days since January 1, 2007, no shares of our common stock were traded on the OTC Bulletin Board. On September 21, 2007, our shares became listed on the Nasdaq Capital Market. However, there is no guarantee that our trading volume will increase. As a result, the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we went public through a “reverse merger” and remain a small company, which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of these persons, they may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common stock until we become more financially viable. As a consequence, there may be periods of several days or more when trading activity in our shares is low and a stockholder may be unable to sell his shares of common stock at an acceptable price, or at all. We cannot give stockholders any assurance that a broader or more active public trading market for our common stock will develop or be sustained, that current trading levels will be sustained or that we will continue to meet the requirements for listing on the Nasdaq Capital Market.

Our common stock may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock prior to our reverse stock split on March 6, 2007 was less than $5.00 per share and if the market price on our common stock drops below $5.00 again, it may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose specified information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

A significant number of our shares recently became eligible for sale, and their sale could depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock.

As of January 31, 2008, there were approximately 9,960,269 shares of our common stock outstanding and, subject to a 4.99% beneficial ownership limitation, an additional 3,732,617 shares of our common stock will be issuable upon conversion of our Series D Convertible Preferred Stock. In addition, if we undertake any additional financings involving securities convertible into shares of our common stock, the aggregate number of shares into which those securities are convertible will further increase our overhang.

In the registration statement, of which this prospectus forms a part, an aggregate of 7,932,549 shares of our common stock, including the 5,904,556 shares of common stock issued or issuable upon the completion of our equity restructuring of our fomerly outstanding Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and warrants (the “Equity Restructuring”), the automatic conversion of the Series C Convertible Preferred Stock and the conversion of the Series D Convertible Preferred Stock, were registered for resale and are now freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). Furthermore, underwritten public offerings are freely tradable. As these shares of our common stock are resold in the public market, the supply of our common stock will increase significantly, which could decrease its price.

Our officers, directors and principal stockholders have significant voting power and may vote their shares in a manner that is not in the best interest of other stockholders.

Our officers, directors and principal stockholders control approximately 18.5% of the voting power represented by our outstanding shares and may increase this voting power to approximately 44.1% of our outstanding shares upon the conversion of all outstanding Series D Convertible Preferred Stock into common stock. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

We do not anticipate paying cash dividends for the foreseeable future, and the lack of dividends may have a negative effect on our stock price.

We have never declared or paid any cash dividends or distributions on our common stock and our senior credit facility prohibits us from paying dividends. We currently intend to retain our future earnings, if any, to support operations and to finance our growth strategy and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us and could lead to the entrenchment of our Board of Directors.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including the following:

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder action by written consent must be unanimous;

•	stockholders may only remove directors for cause;

•	vacancies on the Board of Directors may be filled only by the directors; and

•	we require advance notice for stockholder proposals.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire. The anti-takeover defenses in our certificate of incorporation and by-laws could discourage, delay or prevent a transaction involving a change in control of our company.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act). To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements may be identified by the use of words such as “expects,” “plans,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates” and other words or phrases of similar meaning. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements are subject to a number of risks and uncertainties discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified by these and other factors. We cannot assure you that actual results will be consistent with these forward-looking statements.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered by them under this prospectus. We will not receive any proceeds from the sale of any shares by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the shares beneficially owned, as of January 31, 2008, by the selling stockholders prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares each selling stockholder would own beneficially if all such offered shares are sold. None of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer except for Brad Reifler, Hilary Bergman, Jason Adelman, Matthew Balk, Michael Abrams, Michael Liss and Cipher 06 LLC, who are affiliates of Burnham Hill Partners, a division of Pali Capital, Inc., Anthony Spatacco, who is an affiliate of Commerce Capital Markets, Inc., Dolmari, Ltd., which is an affiliate of Diamond Edge Capital Partners, LLC, Eric Bloom, who is an affiliate of Sierra Equity Group Ltd. and a former affiliate of Brookshire Securities Corporation, vFinance Investments, Inc., Brad Barnard, Carmelo Troccoli, Jonathan Rich and Vincent Calicchia, who are affiliates of vFinance Investments, Inc., Starboard Capital Markets, Terry Brown, who is a former employee of Starboard Capital Markets, Kaufman Bros. L.P. and General Wesley Clark (ret.), who is an affiliate of Rodman & Renshaw, LLC. IIU Nominees Limited is affiliated with International Investment and Underwriting, a broker-dealer equivalent regulated by the Irish Financial Services Regulatory Authority. Except as set forth below, none of the selling stockholders has had any position, office or other material relationship with us within the past three years. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

Name	Shares of Common Stock Owned Prior to Offering		Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned after the Offering
A E L P Inc.	52,012	(1)	52,012	0	—
Abraham E. Cohen	21,750	(2)	21,750	0	—
Alan Dershowitz	2,344	(3)	2,344	0	—
Al Velasco	5,026	(4)	282	4,744	*
Andrew J. Kaslow	30,352	(5)	24,730	5,622	*
Andrew Sachs	268	(6)	15	253	*
Annelia Holton-Williams	6,485	(7)	364	6,121	*
Anthony Spatacco	185	(8)	185	0	—
Arnold I. Burns	31,139	(9)	25,517	5,622	*
Arthur Dozortsev	391	(10)	391	0	—
Athorn Clark	7,757	(11)	7,757	0	—
Barry W. Scanlon	63,641	(12)	4,611	59,030	*
Bayshore Merchant Services, Inc.	2,344	(13)	2,344	0	—
Berg Family Trust	115,347	(14)	115,347	0	—
Brad Barnard	11	(15)	11	0	—
Brad Reifler	4,524	(16)	4,524	0	—
Bridge Ventures LLC	13,282	(17)	13,282	0	—
Bruce Pollack	18,605	(18)	18,605	0	—
Calico Capital, LLC	391	(19)	391	0	—
Calico Capital Management, LLC	3,024	(20)	3,024	0	—

Name	Shares of Common Stock Owned Prior to Offering		Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned after the Offering
Capital Trust Investments Limited	48,959	(21)	48,959	0	—
Carmelo Troccoli	29	(22)	29	0	—
Charles Fisher	1,600	(23)	90	1,510	*
Charles J. Wolf Jr.	2,598	(24)	2,598	0	—
Cipher 06 LLC	202,735	(25)	202,735	0	—
Corey Sauerbrey	391	(26)	391	0	—
Daniel Avrutsky	1,747	(27)	1,747	0	—
Daryl Chalk	3,937	(28)	3,937	0	—
David Blatte	11,261	(29)	11,261	0	—
David Jaffe	11,261	(30)	11,261	0	—
Dennis DeConcini	788	(31)	788	0	—
Diane Lamonaca	469	(32)	469	0	—
Dolmari, Ltd.	125,530	(33)	125,530	0	—
Double U Master Fund L.P.	2,938	(34)	2,938	0	—
Edoardo Grigine & Giuseppina Tardito	98	(35)	98	0	—
Elizabeth Apple	649	(36)	36	613	*
Eric Bloom	625	(37)	625	0	—
Eric Singer	2,253	(38)	2,253	0	—
Franklin B. Pinder	41,395	(39)	33,455	2,574	*
Gale Hayman**	191,433	(40)	191,433	0	—
Gary C. Wendt	1,576	(41)	1,576	0	—
Gene Salkind	30,732	(42)	18,491	0	—
Gloria Cabe	2,488	(43)	139	2,349	*
Green Crescent	17,746	(44)	17,746	0	—
Harborview Master Fund L.P.	391	(45)	391	0	—
Harold Chefitz	1,576	(46)	1,576	0	—
Harvey W. Schiller	426,801	(47)	64,249	362,552	3.6%
Hilary Bergman	4,524	(48)	4,524	0	—
Hilary Herscher	5,464	(49)	5,464	0	—
Howard Safir	260,943	(50)	135,930	13	*
Hyperion Risk, Inc.	5,366	(51)	5,366	0	—
IIU Nominees Limited	162,891	(52)	162,891	0	—
Integris Funds Ltd.	146,875	(53)	146,875	0	—
Iroquois Master Fund Ltd.	8,494	(54)	8,494	0	—
Irwin R. Merkatz	7,988	(55)	7,988	0	—
James A. Cannavino	21,750	(56)	21,750	0	—
James Lance Bass	2,449	(57)	2,449	0	—
James Lee Witt	858,351	(58)	56,020	13	*
James L Witt Revocable Trust U/A/D 12/28/05	802,318	(59)	6,224	796,094	8.0%
Jason Adelman	241,367	(60)	38,632	0	—
Joan Stanton	181,249	(61)	181,249	0	—
Jody Giraldo	11	(62)	11	0	—
John Cenatiempo	7,344	(63)	7,344	0	—
John Pate Felts	63,628	(64)	4,611	59,017	*
John Oswald	59,739	(65)	7,032	3,748	*
John W. Heilshorn	3,336	(66)	3,336	0	—
Jonathan Rich	16	(67)	16	0	—
Joseph Hunnicutt	2,044	(68)	115	1,929	*

Name	Shares of Common Stock Owned Prior to Offering		Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned after the Offering
Kaufman Bros. L.P.	124	(69)	124	0	—
Keith L. Lippert	3,336	(70)	3,336	0	—
Kimberly Fuller	1,283	(71)	72	1,211	*
Kristin Roy	3,631	(72)	204	3,427	*
Ladd Cap Value Partners	19,584	(73)	19,584	0	—
Lennette Dease	4,138	(74)	232	3,906	*
Lester Pollack	18,605	(75)	18,605	0	—
Lööf Holdings, LLC	21,750	(76)	21,750	0	—
Louis Forte	980	(77)	980	0	—
Lucienne Ventures LLC	5,695	(78)	5,695	0	—
M A Salkind & G Salkind, Trustees Marital Trust—GST Subject U/T/W Leopold Salkind	12,241	(79)	12,241	0	—
Marc Sperling	1,661	(80)	1,661	0	—
Marian & David Nicastro JT Ten	35,444	(81)	25,053	10,391	*
Mark C. Merrit	63,641	(82)	4,611	59,030	*
Mark Sirangelo	23,575	(83)	1,037	0	—
Mathew Balk	625	(84)	625	0	—
Matthew Oster	78	(85)	5	73	*
Matthew Wharton	2,045	(86)	1,250	795	*
Michael Abrams	2,841	(87)	2,841	0	—
Michael Gaines	4,265	(88)	240	4,025	*
Michael Hamblett	369	(89)	369	0	—
Michael Liss	241,367	(90)	38,632	0	—
Moore Macro Fund, L.P.	132,860	(91)	101,610	31,250	*
Neil Simon**	306,780	(92)	306,780	0	—
Nicole Brode	5,152	(93)	289	4,863	*
Nite Capital LP	586	(94)	586	0	—
North Sound Legacy Institutional Fund LLC**	402,067	(95)	402,067	0	—
North Sound Legacy International Ltd.**	2,470,000	(96)	2,470,000	0	—
Ostin Revocable Trust, Morris M. Ostin, Trustee	115,347	(97)	115,347	0	—
P.S. Capital Holdings, L.P.	127,673	(98)	127,673	0	—
Pat Finucane	1,563	(99)	1,563	0	—
Paul Taylor	33,455	(100)	33,455	0	—
QS Advisors LLC	22,538	(101)	22,538	0	—
RHP Master Fund Ltd.	28,886	(102)	28,886	0	—
Richard Berman	3,887	(103)	3,887	0	—
Richard Molinsky	98	(104)	98	0	—
Richard Taney	2,938	(105)	2,938	0	—
Rick Tocchet	9,792	(106)	9,792	0	—
Ridgewood LTD	5,875	(107)	5,875	0	—
Rising Wolf II, LLC	233,835	(108)	233,835	0	—
Rob Blair	22,500	(109)	22,500	0	—
Robert Bergmann	2,253	(110)	2,253	0	—
Robert J. Isakson	46,788	(111)	3,459	43,329	*
Rodney Slater	137,220	(112)	9,734	127,486	1.3%

Name	Shares of Common Stock Owned Prior to Offering		Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned after the Offering
Ronald William Morgan	6,497	(113)	3,936	2,561	*
Sandor Zirulnik Trustee, Sandor Zirulnik & Frances Burgess Trust	46,875	(114)	46,875	0	*
Sarah B. Hrdy Trust B	115,347	(115)	115,347	0	—
SDS Capital Group SPC Ltd.	28,886	(116)	28,886	0	—
SR II, LLC	125,000	(117)	125,000	0	—
Stan Wunderlich	1,563	(118)	1,563	0	—
Starboard Capital Markets	185	(119)	185	0	—
Steven Parker	12,614	(120)	12,614	0	—
Steven Sigler	196	(121)	196	0	—
Terry Brown	37	(122)	37	0	—
Tony Berger	2,938	(123)	2,938	0	—
Tree Holdings, Inc.	87,500	(124)	87,500	0	—
Uma Thurman	115,347	(125)	115,347	0	—
Verus International Group Limited	38,934	(126)	38,934	0	—
Verus Investment Holdings Inc.	48,772	(127)	9,838	0	—
vFinance Investments, Inc.	297	(128)	297	0	—
Vicis Capital Master Fund**	1,299,750	(129)	1,299,750	0	—
Vincent Calicchia	9	(130)	9	0	—
Wayne Schrader	3,936	(131)	3,936	0	—
Wesley Clark	131,698	(132)	9,734	121,964	1.2%
William A. Haseltine	115,347	(133)	115,347	0	—
William S. Sessions	6,882	(134)	1,360	5,522	*
TOTAL			7,932,549	1,731,637

*	Less than 1% of outstanding shares.
**
Our Series D Convertible Preferred Stock is subject to a beneficial ownership limitation that prevents each holder from converting its shares into common stock to the extent the conversion would result in the holder and its affiliates beneficially owning in excess of 4.99% of our then outstanding shares of common stock. This beneficial ownership limitation may be waived by the holder upon 61 days’ notice.

(1)
Consists of shares of our common stock. These shares may be deemed to be beneficially owned by Allan Tessler, an Associate Partner of the QuanStar Group. From August 2004 through November 2005, our wholly-owned subsidiary, GlobalOptions, Inc., was a party to an advisory agreement with QuanStar Group, pursuant to which QuanStar Group rendered strategic and consulting services to GlobalOptions, Inc., particularly in the areas of corporate finance and strategic acquisitions, and received a monthly retainer of $15,000. In August 2004, GlobalOptions, Inc. issued QuanStar Group a warrant to purchase 300,000 shares of its common stock and a $250,000 convertible note, which were exercised or converted prior to the closing of our reverse merger in June 2005, resulting in the issuance to QuanStar Group of 22,059 shares and 45,236 shares of our common stock, respectively, in the reverse merger. We had a rental agreement with the QuanStar Group which expired during 2006. We incurred rent with the QuanStar Group of approximately $60,000, $77,400 and $27,100 for the years ended December 31, 2004, 2005 and 2006, respectively, for our administrative headquarters. On May 12, 2006, in connection with our acquisition of Safir, we paid QuanStar Group a finder’s fee of $200,000 in cash and 10,883 shares of our common stock valued at $175,000.

(2)	Consists of shares of our common stock. Mr. Cohen is a Managing Principal of the QuanStar Group. For additional information see footnote 1.

(3)	Consists of shares of our common stock. Mr. Elon Dershowitz may be deemed to have power to vote or dispose of the shares held by Mr. Alan Dershowitz.
(4)	Consists of 4,207 shares of our common stock and 819 shares of our common stock issuable upon exercise of stock options. Mr. Velasco has been an employee of ours within the past three years.
(5)
Consists of 24,730 shares of our common stock and 5,622 shares of our common stock issuable upon exercise of stock options. Ms. Diane Kaslow may be deemed to have power to vote or dispose of the shares held by Mr. Kaslow. Mr. Kaslow is an Associate Partner of the QuanStar Group. For additional information see footnote 1. Mr. Kaslow is also a member of our Business Advisory Board.

(6)	Consists of 226 shares of our common stock and 42 shares of our common stock issuable upon exercise of stock options. Mr. Sachs has been an employee of ours within the past three years.
(7)	Consists of 5,428 shares of our common stock and 1,057 shares of our common stock issuable upon exercise of stock options. Ms. Holton-Williams has been an employee of ours within the past three years.
(8)	Consists of shares of our common stock.
(9)
Consists of 25,517 shares of our common stock and 5,622 shares of our common stock issuable upon exercise of stock options. Mr. Burns is a Managing Principal and Chairman of the QuanStar Group. For additional information see footnote 1. Mr. Burns is also a member of our Business Advisory Board.

(10)	Consists of shares of our common stock. Mr. Eugene Dozortsev may be deemed to have power to vote or dispose of the shares held by Mr. Arthur Dozortsev.
(11)
Consists of shares of our common stock. On July 29, 2005, we entered into a consulting agreement with Athorn, Clark and Partners, Inc. (“Athorn”) to provide strategic advisory services for a term of six months. In December 2005, the term of this agreement was extended for an additional year. The agreement provided that Athorn would be paid a monthly fee of $20,000, of which $10,000 would be paid in cash and $10,000 in common stock. During the year ended December 31, 2005, we issued to Athorn a total of 22,442 shares of common stock. On June 16, 2006, we entered into a Stock Purchase Agreement with Athorn and issued 1,129 shares of common stock in connection with Athorn’s continued advisory services. On March 1, 2007, we entered into a Stock Purchase Agreement with Athorn pursuant to which we issued 1,699 shares of common stock in connection with Athorn’s continued advisory services.

(12)	Consists of 62,397 shares of our common stock and 1,244 shares of our common stock issuable upon exercise of stock options. Mr. Scanlon has been an employee of ours within the past three years.
(13)
Consists of shares of our common stock. John P. Bujouves, a member of our Board of Directors, is the President and a director of Bayshore Asset Management, Inc., an affiliate of Bayshore Merchant Services, Inc., and may be deemed to be the beneficial owner of the shares of our common stock held by Bayshore Merchant Services, Inc. Mr. Bujouves disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(14)	Consists of shares of our common stock. Mr. Jeffrey Berg is the trustee of this trust and may be deemed to have power to vote or dispose of the shares.
(15)	Consists of shares of our common stock.
(16)	Consists of shares of our common stock.
(17)	Consists of shares of our common stock. Mr. Michael Clofine may be deemed to have power to vote or dispose of the shares held by Bridge Ventures LLC.

(18)	Consists of shares of our common stock.
(19)	Consists of shares of our common stock. Mr. Michael Clofine may be deemed to have power to vote or dispose of the shares held by Calico Capital, LLC.
(20)	Consists of shares of our common stock. Mr. Michael Clofine may be deemed to have power to vote or dispose of the shares held by Calico Capital Management, LLC.
(21)	Consists of shares of our common stock. Mr. John Oswald may be deemed to have power to vote or dispose of the shares held by Capital Trust Investments Limited.
(22)	Consists of shares of our common stock.
(23)	Consists of 1,341 shares of our common stock and 259 shares of our common stock issuable upon exercise of stock options. Mr. Fisher has been an employee of ours within the past three years.
(24)	Consists of shares of our common stock.
(25)
Consists of shares of our common stock. Cipher 06 LLC is an affiliate of Michael Liss and Jason Adelman, both control persons of Burnham Hill Partners (BHP), a division of Pali Capital, Inc. On March 9, 2006, we entered into an agreement with BHP to act as placement agent in connection with the private placement of our 8% promissory notes. In connection with this agreement, we agreed to pay BHP a fee of 7% of certain of the gross proceeds received in connection with the issuance of the 8% promissory notes. In addition, on March 14, 2006, we agreed to issue to BHP a common stock warrant to purchase 31,250 shares of our common stock at an initial exercise price of $20.00 per share in exchange for services related to advice in regard to potential strategic transactions. On June 12, 2007, we entered into an agreement with BHP to provide financial advisory services relating to our Equity Restructuring. In connection with this agreement, we agreed to pay BHP a fee of $200,000 upon the closing of the Equity Restructuring. On August 17, 2007, we entered into a financial advisory agreement with BHP to provide general advisory services including, but not limited to, identifying strategic transactions and providing capital market advice. Commencing on September 1, 2007, the agreement is for a term of four months and provides for compensation of $50,000 per month.

(26)	Consists of shares of our common stock.
(27)	Consists of shares of our common stock. Mr. Avrutsky is a former executive officer of the QuanStar Group. For additional information see footnote 1.
(28)	Consists of shares of our common stock. Mr. Chalk has been an employee of ours within the past three years.
(29)	Consists of shares of our common stock.
(30)	Consists of shares of our common stock.
(31)	Consists of shares of our common stock.
(32)	Consists of shares of our common stock.
(33)	Consists of shares of our common stock. Mr. Kenneth Starr may be deemed to have power to vote or dispose of the shares held by Dolmari, Ltd.
(34)	Consists of shares of our common stock. Mr. Isaac Winehouse may be deemed to have power to vote or dispose of the shares held by Double U Master Fund L.P.
(35)	Consists of shares of our common stock.

(36)	Consists of 544 shares of our common stock and 105 shares of our common stock issuable upon exercise of stock options. Ms. Apple has been an employee of ours within the past three years.
(37)	Consists of shares of our common stock.
(38)	Consists of shares of our common stock.
(39)
Consists of 33,468 shares of our common stock and 2,561 shares of our common stock issuable upon exercise of stock options held by Mr. Pinder individually and 5,366 shares of our common stock held by Hyperion Risk, Inc. Mr. Pinder has been an employee of ours within the past three years.

(40)	Consists of 188,183 shares of our common stock and 3,250 shares of our common stock issuable upon the conversion of our Series D Convertible Preferred Stock.
(41)	Consists of shares of our common stock.
(42)
Consists of 18,491 shares of our common stock held by Dr. Salkind individually and 12,241 shares of our common stock held by M A Salkind & G Salkind, Trustees Marital Trust—GST Subject U/T/W Leopold Salkind. Dr. Salkind may be deemed to have power to vote or dispose of the shares held by the trust.

(43)	Consists of 2,083 shares of our common stock and 405 shares of our common stock issuable upon exercise of stock options. Ms. Cabe has been an employee of ours within the past three years.
(44)	Consists of shares of our common stock. Mr. Arshad Hasan Khan may be deemed to have power to vote or dispose of the shares held by Green Crescent.
(45)	Consists of shares of our common stock.
(46)	Consists of shares of our common stock.
(47)
Consists of 264,262 shares of our common stock and 162,539 shares of our common stock issuable upon exercise of stock options. Dr. Schiller is our Chairman and Chief Executive Officer and a former partner in the QuanStar Group. For additional information see footnote 1.

(48)	Consists of shares of our common stock.
(49)	Consists of shares of our common stock. Mr. Herscher is the Chief Financial Officer of Verus International Group Limited. See footnotes 126 and 127.
(50)
Consists of 135,943 shares of our common stock held by Mr. Safir individually and 125,000 shares of our common stock held by SR II, LLC, of which Mr. Safir is a control person. Mr Safir disclaims beneficial ownership with respect to the shares held by SR II, LLC, except to the extent of his pecuniary interest therein. Mr. Safir is the Chief Executive Officer of our Security Consulting and Investigations unit.

(51)	Consists of shares of our common stock. Mr. Franklin B. Pinder may be deemed to have power to vote or dispose of the shares held by Hyperion Risk, Inc.
(52)	Consists of shares of our common stock. Mr. Dermot Desmond may be deemed to have power to vote or dispose of the shares held by Green Crescent.
(53)
Consists of shares of our common stock. Mr. John P. Bujoves, a member of our Board of Directors, is the Chief Executive Officer of Integris Funds, Ltd. and may be deemed to be the beneficial owner of the shares of our common stock held by Integris Funds, Ltd. Mr. Bujoves disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(54)
Consists of shares of our common stock. Mr. Joshua Silverman may be deemed to have power to vote or dispose of the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of such shares.

(55)	Consists of shares of our common stock.
(56)	Consists of shares of our common stock.
(57)	Consists of shares of our common stock.
(58)
Consists of 56,033 shares of our common stock and 802,318 shares of our common stock held by the James L. Witt Revocable Trust U/A/D 12/28/05, of which Mr. Witt is the trustee. Mr. Witt is the Chief Executive Officer of our Preparedness Services unit.

(59)	Consists of shares of our common stock. Mr. James Lee Witt is the trustee of this trust.
(60)
Consists of 38,632 shares of our common stock held by Mr. Adelman individually and 202,735 shares of our common stock held by Cipher 06 LLC, an affiliate of Mr. Adelman. For additional information see footnote 25.

(61)	Consists of shares of our common stock.
(62)	Consists of shares of our common stock.
(63)	Consists of shares of our common stock.
(64)	Consists of 62,397 shares of our common stock and 1,231 shares of our common stock issuable upon exercise of stock options. Mr. Felts has been an employee of ours within the past three years.
(65)
Consists of 7,032 shares of our common stock and 3,748 shares of our common stock issuable upon exercise of stock options held by Mr. Oswald individually and 48,959 shares of our common stock held by Capital Trust Investments Limited. Mr. Oswald may be deemed to have power to vote or dispose of the shares held by Capital Trust Investments Limited. Mr. Oswald disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Mr. Oswald is also a member of our Senior Advisory Board.

(66)
Consists of shares of our common stock. Mr. Heilshorn is a partner at Lippert/Heilshorn and Associates, Inc. (“Lippert”). On May 18, 2005, we entered into a consulting agreement with Lippert to provide financial communications consulting services for a term of one year. The agreement provided that for the months of June through August 2005, and thereafter, Lippert would be paid under the agreement $10,000 in cash and $10,000 in common stock. During the year ended December 31, 2005, Lippert was issued a total of 23,652 shares of our common stock. On June 16, 2006, pursuant to a Stock Purchase Agreement, Lippert was issued 847 shares of our common stock in connection with its continued advisory services. On March 1, 2007, we entered into a Stock Purchase Agreement with Lippert pursuant to which we issued 637 shares of common stock to each of Mr. Heilshorn and Mr. Keith L. Lippert in connection with Lippert’s continued advisory services.

(67)	Consists of shares of our common stock. Mr. Rich is an executive officer of vFinance Investments, Inc.
(68)	Consists of 1,712 shares of our common stock and 332 shares of our common stock issuable upon exercise of stock options. Mr. Hunnicutt has been an employee of ours within the past three years.
(69)	Consists of shares of our common stock. Mr. Craig Kaufman may be deemed to have power to vote or dispose of the shares held by Kaufman Bros. L.P.

(70)	Consists of shares of our common stock. Mr. Lippert is a partner at Lippert/Heilshorn and Associates, Inc. For additional information see footnote 66.
(71)	Consists of 1,076 shares of our common stock and 207 shares of our common stock issuable upon exercise of stock options. Ms. Fuller has been an employee of ours within the past three years.
(72)	Consists of 3,040 of shares of our common stock and 591 shares of our common stock issuable upon exercise of stock options.
(73)	Consists of shares of our common stock.
(74)	Consists of 3,464 shares of our common stock and 674 shares of our common stock issuable upon exercise of stock options. Ms. Dease has been an employee of ours within the past three years.
(75)	Consists of shares of our common stock.
(76)
Consists of shares of our common stock held by Lööf Holdings, LLC, which is controlled by Mr. Lööf, a member of our Board of Directors. Mr. Lööf was formerly a Managing Partner of the QuanStar Group. For information concerning our transactions with the QuanStar Group, see “Transactions with Related Persons, Promoters and Certain Control Persons”.

(77)	Consists of shares of our common stock.
(78)
Consists of shares of our common stock. Mr. Andrew P. Merkatz may be deemed to have power to vote or dispose of the shares held by Lucienne Ventures LLC. Mr. Merkatz is a former managing director of Verus International Group Limited.

(79)	Consists of shares of our common stock. Dr. Gene Salkind may be deemed to have power to vote or dispose of the shares held by the trust.
(80)	Consists of shares of our common stock.
(81)
Consists of 25,053 shares of our common stock held in joint tenancy by Mr. David and Ms. Marian Nicastro, 10,365 shares of our common stock issuable upon exercise of stock options held jointly by Mr. and Ms. Nicastro, 13 shares of our common stock held by Mr. Nicastro individually and 13 shares of our common stock held by Ms. Nicastro individually. Mr. Nicastro has been an employee of ours within the past three years.

(82)	Consists of 62,397 shares of our common stock and 1,244 shares of our common stock issuable upon exercise of stock options. Mr. Merrit has been an employee of ours within the past three years.
(83)
Consists of 1,037 shares of our common stock held by Mr. Sirangelo individually and 22,538 shares of our common stock held by QS Advisors LLC. Mr. Sirangelo may be deemed to have power to vote or dispose of the shares held by QS Advisors LLC. Mr. Sirangelo is a former Managing Member of the QuanStar Group. For additional information see footnote 1.

(84)	Consists of shares of our common stock.
(85)	Consists of 68 shares of our common stock and 10 shares of our common stock issuable upon exercise of stock options. Mr. Oster has been an employee of ours within the past three years.
(86)	Consists of 1,263 shares of our common stock and 782 shares of our common stock issuable upon exercise of stock options. Mr. Wharton has been an employee of ours within the past three years.
(87)	Consists of shares of our common stock.

(88)	Consists of 3,570 shares of our common stock and 695 shares of our common stock issuable upon exercise of stock options. Mr. Gaines has been an employee of ours within the past three years.
(89)	Consists of shares of our common stock.
(90)	Consists of 38,632 shares of our common stock. Also consists of 202,735 shares of our common stock held by Cipher 06 LLC, an affiliate of Mr. Liss. For additional information see footnote 25.
(91)	Consists of shares of our common stock.
(92)	Consists of 266,716 shares of our common stock and 40,064 shares of our common stock issuable upon the conversion of our Series D Convertible Preferred Stock.
(93)	Consists of 4,313 shares of our common stock and 839 shares of our common stock issuable upon exercise of stock options. Ms. Brode has been an employee of ours within the past three years.
(94)	Consists of shares of our common stock.
(95)
Consists of 402,067 shares of our common stock issuable upon the conversion of our Series D Convertible Preferred Stock. Thomas E. McAuley is the manager and controlling person of North Sound Capital LLC, which is the manager of North Sound Legacy Institutional Fund LLC. Each of Mr. McAuley and North Sound Capital LLC disclaims beneficial ownership of the shares held by North Sound Legacy Institutional Fund LLC, except to the extent of their respective economic interests in such entity.

(96)
Consists of 2,470,000 shares of our common stock issuable upon the conversion of our Series D Convertible Preferred Stock. Thomas E. McAuley is the manager and controlling person of North Sound Capital LLC, which is the investment advisor of North Sound Legacy International Ltd. Each of Mr. McAuley and North Sound Capital LLC disclaims beneficial ownership of the shares held by North Sound Legacy International Ltd., except to the extent of their respective economic interests in such entity.

(97)	Consists of shares of our common stock.
(98)	Consists of shares of our common stock.
(99)	Consists of shares of our common stock.
(100)	Consists of shares of our common stock. Mr. Taylor has been an employee of ours within the past three years.
(101)	Consists of shares of our common stock. Mr. Mark Sirangelo may be deemed to have power to vote or dispose of the shares held by QS Advisors LLC.
(102)
Consists of shares of our common stock. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our securities owned by the RHP Master Fund.

(103)	Consists of shares of our common stock.
(104)	Consists of shares of our common stock.
(105)	Consists of shares of our common stock.
(106)	Consists of shares of our common stock.

(107)	Consists of shares of our common stock. Mr. Neal Fiore may be deemed to have power to vote or dispose of the shares held by Ridgewood LTD.
(108)
Consists of shares of our common stock. Rising Wolf II, LLC is owned by Millennium Technology Value Partners, L.P. and Millennium Technology Value Partners (RCM), L.P. (TVP Funds). Mr. Daniel L. Burstein, a member of our Board of Directors, is a member of the general partner that manages the TVP Funds and may be deemed to be the beneficial owner of the shares of our common stock held by Rising Wolf II, LLC. Mr. Burstein disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(109)	Consists of shares of our common stock.
(110)	Consists of shares of our common stock.
(111)	Consists of shares of our common stock. Mr. Isakson has been an employee of ours within the past three years.
(112)
Consists of 131,698 shares of our common stock and 5,522 shares of our common stock issuable upon exercise of stock options. Mr. Slater is our Senior Vice President, Transportation and Critical Infrastructure.

(113)	Consists of 3,936 shares of our common stock and 2,561 shares of our common stock issuable upon exercise of stock options. Mr. Morgan has been an employee of ours within the past three years.
(114)	Consists of shares of our common stock. Mr. Sandor Zirulnik is the trustee of this trust. Mr. Zirulnik has been an employee of ours within the past three years.
(115)	Consists of shares of our common stock. Ms. Sarah B. Hardy may be deemed to have power to vote or dispose of the shares held by the trust.
(116)	Consists of shares of our common stock. Mr. Steve Derby may be deemed to have power to vote or dispose of the shares held by SDS Capital Group SPC Ltd.
(117)
Consists of shares of our common stock. Howard Safir is a control person of SR II, LLC and disclaims beneficial ownership with respect to the shares held by SR II, LLC, except to the extent of his pecuniary interest therein.

(118)	Consists of shares of our common stock.
(119)
Consists of shares of our common stock. Brookshire Securities Corporation entered into a selected dealer agreement with Starboard Capital Markets, LLC (“Starboard Capital”) for the sale of certain units consisting of our Series A Convertible Preferred Stock and related warrants. For Series A units sold by Starboard Capital, Starboard Capital received a cash fee of $7,500, warrants to purchase 5,250 shares of our common stock at an initial exercise price of $16.00 per share and warrants to purchase 13,500 shares of our common stock at an initial exercise price of $20.00 per share. Mr. James J. Dotzman may be deemed to have power to vote or dispose of the shares held by Starboard Capital.

(120)	Consists of shares of our common stock.
(121)	Consists of shares of our common stock.
(122)	Consists of shares of our common stock.
(123)	Consists of shares of our common stock.

(124)
Consists of shares of our common stock. Messrs. Paul Kelly, James Jensen, John Bullock and Brian Bullock may be deemed to have power to vote or dispose of the shares held by Tree Holdings, Inc. Messrs. Jensen and Bullock have been employees of ours within the past three years.

(125)	Consists of shares of our common stock.
(126)
Consists of shares of our common stock. Verus International Group Limited (“Verus”) served as our advisor on the structuring and execution of our reverse merger. Effective as of the closing of the reverse merger, we issued to Verus 18,125 shares of our common stock, warrants to purchase 49,512 shares of our common stock at an initial exercise price of $16.00 per share and warrants to purchase 131,739 shares of our common stock at an initial exercise price of $20.00 per share. On June 24, 2005, we agreed to engage Verus for 24 months following the reverse merger and private placement of units of our Series A Convertible Preferred Stock and related warrants, to provide capital markets advisory services at a monthly rate of $10,000, payable 50% in cash and 50% in common stock at the then-current market value. During the year ended December 31, 2005, we issued Verus 1,403 shares of our common stock. On September 22, 2005, in conjunction with the second closing of the private placement of units of our Series A Convertible Preferred Stock and related warrants, we issued to Verus warrants to purchase 43,874 shares of our common stock at an initial exercise price of $20.00 per share and warrants to purchase 16,543 shares of our common stock at an initial exercise price of $20.00. On June 16, 2006, we entered into a Stock Purchase Agreement with Verus whereby we agreed to issue 565 shares of our common stock in connection with their continued advisory services. On March 1, 2007, we entered into a Stock Purchase Agreement with Verus whereby we agreed to issue 850 shares of our common stock in connection with their continued advisory services.

(127)
Consists of 9,838 shares of our common stock held by Verus Investment Holdings Inc. and 38,934 shares of our common stock held by Verus International Group Limited. Verus Investment Holdings Inc. may be deemed to have power to vote or dispose of the shares held by Verus International Group Limited. For additional information see footnote 126.

(128)	Consists of shares of our common stock. Mr. Leonard Sokolow may be deemed to have power to vote or dispose of the shares held by vFinance Investments, Inc.
(129)
Consists of 482,514 shares of our common stock and 817,236 shares of our common stock issuable upon the conversion of our Series D Convertible Preferred Stock. Shad Stastney, John Succo and Sky Lucas are equal members of Vicis Capital LLC, which may be deemed to have power to vote or dispose of the shares held by Vicis Capital Master Fund.

(130)	Consists of shares of our common stock.
(131)	Consists of shares of our common stock. Mr. Schrader has been an employee of ours within the past three years.
(132)
Consists of shares of our common stock. Mr. Clark is our Senior Vice President, Domestic and International Security. Mr. Clark is also Chairman of the Board of Directors of Rodman & Renshaw Holding, LLC, the parent company of Rodman & Renshaw, LLC, which delivered a fairness opinion in connection with our Equity Restructuring and received a fee of $150,000 in connection therewith.

(133)	Consists of shares of our common stock.
(134)	Consists of 1,360 shares of our common stock and 5,522 shares of our common stock issuable upon exercise of stock options. Mr. Sessions is a member of our Senior Advisory Board.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, 100,000 shares of which have been designated Series D Convertible Preferred Stock. As of January 31, 2008, there were 9,960,269 shares of our common stock and 55,989.32 shares of our Series D Convertible Preferred Stock issued and outstanding. All of our formerly outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were cancelled and retired in accordance with the terms of our Equity Restructuring, and all matters relating to our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have been eliminated from our certificate of incorporation. In addition, each share of Series C Convertible Preferred Stock was automatically converted into 66.67 shares of our common stock, or, in certain cases, one share of our Series D Convertible Preferred Stock, in connection with our underwritten public offering and all matters relating to our Series C Convertible Preferred Stock have been eliminated from our certificate of incorporation.

The following description of our capital stock  outstanding as of January 1, 2008 is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended, and the Certificate of Designation of our Series D Convertible Preferred Stock, which is filed as an exhibit to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

The holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. However, the current policy of the Board of Directors is to retain earnings, if any, for the operation and expansion of our company. Upon liquidation, dissolution or winding-up of our company, the holders of our common stock are entitled to share ratably in all assets of our company which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Series D Convertible Preferred Stock

Holders of our Series D Convertible Preferred Stock are entitled at any time to convert their shares of Series D Convertible Preferred Stock into our common stock, subject to a waivable beneficial ownership cap that prevents a holder from converting its shares into common stock if the conversion would result in the holder and its affiliates beneficially owning in excess of 4.99% of our then issued and outstanding shares of common stock. A holder may at any time waive this 4.99% cap upon 61 days’ notice. Each share of Series D Convertible Preferred Stock is initially convertible into 66.67 shares of our common stock, subject to adjustment in the event of a stock dividend, subdivision or combination of our common stock. To the extent that a holder of Series D Convertible Preferred Stock falls below, or elects to waive, the 4.99% beneficial ownership limitation, we may, except under limited circumstances, require the conversion of the Series D Convertible Preferred Stock into shares of our common stock at the then applicable conversion ratio.

Holders of our Series D Convertible Preferred Stock do not have any voting rights, except to the extent required by law. To the extent that any dividends are declared on our common stock, holders of our Series D Convertible Preferred Stock will be entitled to receive those dividends on an as-converted basis. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our company, holders of our Series D Convertible Preferred Stock will be entitled to receive a nominal liquidating distribution in an amount equal to $0.001 per share before distributions are made to holders of our common stock. Upon completion of these nominal liquidating distributions, holders of our Series D Convertible Preferred Stock will be entitled to receive their pro rata share, on an as-converted to common stock basis, of any assets remaining available for distribution to our stockholders.

Registration Rights Agreement

We entered into a registration rights agreement, dated as of July 25, 2007, with the participants in our Equity Restructuring in which we agreed to register for resale the shares of our common stock issued or issuable upon the completion of the Equity Restructuring, the conversion of our Series C Convertible Preferred Stock and the conversion of our Series D Convertible Preferred Stock. We agreed to file a resale registration statement, of which this prospectus forms a part, covering these shares by the earlier of 90 days after the closing of the Equity Restructuring and the filing date of a registration statement relating to a Qualified Public Offering and to use our best efforts to have the resale registration statement declared effective by the earlier of 150 days after the closing of the Equity Restructuring and the effective date of a registration statement relating to a Qualified Public Offering. We also agreed to use our best efforts to maintain the effectiveness of the resale registration statement until the earlier of the time when all of the registered shares have been sold or may be sold without restriction pursuant to Rule 144(k) under the Securities Act. The registration rights agreement obligates us to pay specified liquidated damages to the participants in the Equity Restructuring to the extent we do not meet these deadlines or maintain the effectiveness of the resale registration statement for the required time period, as well as for certain other events.

We will pay all registration expenses, other than underwriting discounts and commissions, related to the resale registration statement. The registration rights agreement contains customary cross-indemnification provisions pursuant to which we will indemnify the selling stockholders in the event of material misstatements or omissions in the resale registration statement attributable to us, and they will indemnify us for material misstatements or omissions attributable to them.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Removal of Directors and Filling Vacancies. Our by-laws provide that directors may be removed by stockholders only for cause, upon the affirmative vote of at least a majority of the voting power of all then outstanding shares of voting stock, voting together as a single class. Any vacancy on our Board of Directors, however occurring, including a vacancy resulting from a removal for cause or from an increase in the size of our Board of Directors, may only be filled by a majority of our directors then in office, even if less than a quorum.

Written Consent of Stockholders. Our by-laws provide that stockholders may act by written consent only if all stockholders entitled to vote sign the written consent. This provision limits the ability of stockholders to take actions other than at a duly called and held stockholder meeting.

Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors and other business to be brought before stockholder meetings. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. The notice must contain information specified in the by-laws.

Undesignated Preferred Stock. Our certificate of incorporation provides for 15,000,000 authorized shares of preferred stock, of which 14,944,010.68 shares are currently available for issuance. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Trading Information

Our common stock is currently quoted on the Nasdaq Capital Market under the trading symbol “GLOI”.

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, Inc., 17 Battery Place, 8th Floor, New York, New York 10004. We serve as transfer agent for our outstanding shares of preferred stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq Capital Market, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales;

•	put or call option transactions relating to the shares; and

•	by any other method permitted by applicable law.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the participants in the Equity Restructuring and each participant in the Equity Restructuring has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the SEC, we will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form SB-2 with the SEC under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 of GlobalOptions incorporated by reference in this prospectus have been so incorporated in reliance on the report of Marcum & Kliegman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements as of December 31, 2006 and 2005 and for the years then ended of Bode incorporated by reference in this prospectus have been so incorporated in reliance on the report of Marcum & Kliegman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements as of December 31, 2005 and 2004 and for the years then ended of Safir incorporated by reference in this prospectus have been so incorporated in reliance on the reports of Friedberg, Smith and Co., PC, given on the authority of said firm, as an expert in accounting and auditing.

The financial statements as of December 31, 2005 and 2004 and for the years then ended of Secure Source incorporated by reference in this prospectus have been so incorporated in reliance on the reports of Weaver and Tidwell, L.L.P., given on the authority of said firm, as an expert in accounting and auditing.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is considered to be a part of this prospectus and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering:

1.	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006;

2.	Our Quarterly Report on Form 10-QSB for the period ended March 31, 2007;

3.	Our Quarterly Report on Form 10-QSB for the period ended June 30, 2007;

4.	Our Quarterly Report on Form 10-QSB for the period ended September 30, 2007;

5.	The filed portions of our Current Report on Form 8-K filed on January 10, 2007;

6.	The filed portions of our Current Report on Form 8-K filed on February 23, 2007;

7.	The filed portions of our Current Report on Form 8-K filed on March 1, 2007, as amended on May 14, 2007;

8.	The filed portions of our Current Report on Form 8-K filed on March 1, 2007;

9.	The filed portions of our Current Report on Form 8-K filed on March 27, 2007;

10.	The filed portions of our Current Report on Form 8-K filed on May 15, 2007;

11.	The filed portions of our Current Report on Form 8-K filed on May 16, 2007;

12.	The filed portions of our Current Report on Form 8-K filed on June 14, 2007;

13.	The filed portions of our Current Report on Form 8-K filed on July 26, 2007;

14.	The filed portions of our Current Report on Form 8-K filed on August 14, 2007;

15.	The filed portions of our Current Report on Form 8-K filed on September 26, 2007;

16.	The filed portions of our Current Report on Form 8-K filed on November 13, 2007;

17.	The filed portions of our Current Report on Form 8-K filed on November 14, 2007;

18.	The filed portions of our Current Report on Form 8-K filed on December 20, 2007;

19.	The filed portions of our Current Report on Form 8-K filed on January 30, 2008;

and

20.
The description of our common stock contained in our registration statement on Form 8-A12B, as filed with the Securities and Exchange Commission on September 25, 2007, as amended on September 25, 2007, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address:

GlobalOptions Group, Inc.
Attention: Corporate Secretary
75 Rockefeller Plaza
27th floor
New York, New York 10019
(212) 445-6262

We have filed a registration statement on Form S-3 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We will pay all expenses in connection with the registration and sale of our common stock. All amounts shown are estimates except for the registration fee, the NASD fee and the Nasdaq additional listing fee.

EXPENSES	AMOUNT
Registration Fee	$3,026
FINRA Fee	10,353
Nasdaq Additional Listing Fee	51,750
Costs of Printing and Engraving	100,000
Legal Fees	400,000
Accounting Fees	100,000
Miscellaneous	4,871
TOTAL	$670,000

Item 15. Indemnification of Directors and Officers.

The Certificate of Incorporation of the Company provides that we shall indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or the DGCL, any person whom it may indemnify thereunder, including the directors, officers, employees and agents of the Company. In addition, the Company’s certificate of incorporation limits or eliminates, to the extent permitted by the DGCL, personal liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty.

Section 5.1 of the by-laws of the Company further provides as follows:

Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation, as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) and in the manner provided in the Certificate of Incorporation of the Corporation and as otherwise permitted by the DGCL.

The Company’s authority to indemnify its directors and officers is governed by the provisions of Section 145 of the DGCL, as may be amended, which provides as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Item 16. Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
5.1	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.*
10.12	Second Amendment to Asset Purchase Agreement, dated as of May 11, 2007, by and between GlobalOptions Group, Inc. and James Lee Witt Associates, LLC.*
10.26	Agreement between BKS Advisors and GlobalOptions Group, Inc. dated as of January 8, 2003.*
10.27	BKS Assignment to Jeffrey O. Nyweide dated as of June 1, 2005.*
10.29	Amended and Restated Employment Agreement by and between GlobalOptions Group, Inc. and James Lee Witt.*
10.30	Employment Agreement by and between GlobalOptions Group, Inc. and Howard Safir.*
10.31	Employment Agreement by and between GlobalOptions, Inc. and Halsey Fischer.*
10.32	Employment Agreement, dated as of January 24, 2002, between Thomas P. Ondeck and GlobalOptions, Inc.*
10.33	First Amendment to Employment Agreement of Thomas P. Ondeck.*
10.34	Amendment to Employment Agreement of Thomas P. Ondeck.*
10.36	Professional Services Agreement between the Military Department, State of Louisiana and James Lee Witt Associates LLC, dated August 29, 2005.*
23.1	Consent of Marcum & Kliegman LLP.**
23.2	Consent of Marcum & Kliegman LLP.**
23.3	Consent of Friedberg, Smith and Co., P.C.**
23.4	Consent of Weaver and Tidwell, L.L.P.**
23.5	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5.1).*
24.1	Power of Attorney.*

*	Previously filed

**	Filed herewith

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on February 1, 2008.

GLOBALOPTIONS GROUP, INC.

By:	/s/ Harvey W. Schiller
Harvey W. Schiller, Ph.D.
Chairman and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Jeffrey O. Nyweide
Jeffrey O. Nyweide
Executive Vice President-Corporate
Development, Chief Financial
Officer and Secretary
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

GlobalOptions Group, Inc. and each of the undersigned do hereby appoint Harvey W. Schiller and Jeffrey O. Nyweide, and each of them severally, its or his true and lawful attorney to execute on behalf of GlobalOptions Group, Inc. and the undersigned any and all amendments to this Registration Statement on Form S-3 and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such attorneys shall have the power to act hereunder with or without the other.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates stated.
/s/ Harvey W. Schiller	Chairman, Chief Executive Officer and Director	February 1, 2008
Harvey W. Schiller, Ph.D.

/s/ Jeffrey O. Nyweide	Chief Financial Officer,	February 1, 2008
Jeffrey O. Nyweide	Executive Vice President-Corporate Development,
Treasurer and Secretary

/s/ Per-Olof Lööf	Director	February 1, 2008
Per-Olof Lööf

	Director	February 1, 2008
John P. Oswald

/s/ Ron M. Starr	Director	February 1, 2008
Ron M. Starr

/s/ John P. Bujoves	Director	February 1, 2008
John P. Bujoves